[Jones Day Letterhead]

July 5, 2012

VIA EDGAR

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Chuy’s Holdings, Inc.

Amendment No. 7 to the Registration Statement on Form S-1

File No. 333-176097

Supplemental Correspondence

Ladies and Gentlemen:

On behalf of our client Chuy’s Holdings, Inc., a Delaware corporation (the “Company”), we are submitting this letter in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-176097) (the “Registration Statement”). This letter follows our telephone conversation held on June 29, 2012.

The purpose of this letter is to notify the Staff of certain information that the Staff requested in Comments 5, 6, 7 and 8 of its comment letter dated June 18, 2012 and substantially similar comments in previous comment letters in order to enable the Staff to complete its review of the Registration Statement and to provide an update regarding timing considerations related to the offering.

Price Range, Reverse Stock Split, and Conversion and the Number of Shares Offered

This past weekend, representatives of the underwriters presented to the Company’s management and recommended using a price range of $11.00 to $13.00 per share (with an assumed initial offering price equal to the midpoint of the range). This price range is reflected on the cover pages and elsewhere in the prospectus to be included in Amendment No. 7 to the Registration Statement. During their discussions with the Company’s management, the representatives of the managing underwriters indicated that the proposed range was subject to fluctuation based on market conditions. In connection with the discussion of the price range, the managing underwriters also presented to the Company’s management and recommended a 2.7585470602469:1 reverse stock split of the Company’s common stock and each series of its preferred stock. The preferred stock will then be converted into shares of common stock immediately prior to the initial public offering. Lastly, the managing underwriters presented to the Company’s management and recommended a total number of shares to be offered of 5,833,333 shares (comprised solely of primary shares).

United States Securities and Exchange Commission

July 5, 2012

As discussed with the Staff, the Company is hereby submitting under cover of this letter changed pages to the Registration Statement that contain revisions to the disclosure giving effect to the reverse stock split, the conversion of the preferred stock and the sale of the number of offered shares described in the previous paragraph assuming the midpoint of the price range. Specifically, the pages of the Registration Statement submitted hereby include the following sections of the prospectus:

•	Summary Historical Financial and Operating Data (pages 10, 11, 12 and 15);

•	Principal Stockholders Table (page 81);

•	Consolidated Balance Sheets (page F-3);

•	Consolidated Statements of Income (page F-4);

•	Consolidated Statements of Stockholders’ Equity (page F-5);

•	The presentation of the computation of basic and diluted earnings per share in Note 2 to the Consolidated Financial Statements, “Earnings Per Share” (page F-12); and

•	Note 4 to the Consolidated Financial Statements, “Unaudited Pro Forma and Adjusted Pro Forma Earnings Per Share” (page F-14).

Timing Considerations

As to proposed timing, the Company supplementally informs the Staff that it anticipates printing its preliminary prospectus on July 11, 2012 and commencing its roadshow on July 12, 2012, with a target pricing date of July 24, 2012. To achieve this schedule, the Company respectfully requests that the Staff complete its review so as to enable the Company to clear any remaining comments on or prior to July 10, 2012.

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United States Securities and Exchange Commission

July 5, 2012

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag
Charles T. Haag

Enclosure

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.

Jon W. Howie, Chief Financial Officer, Chuy’s Holdings, Inc.

Sharon A. Russell, Chief Administrative Officer, Chuy’s Holdings, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP